Filed pursuant to Rule 433

Registration Statement 333-183285

Final Term Sheet

Supplementing the Preliminary Prospectus Supplement dated August 13, 2012

August 14, 2012

$1,250,000,000

DaVita Inc.

5.750% Senior Notes due 2022

August 14, 2012

This final term sheet supplements, and should be read in conjunction with, DaVita Inc.’s preliminary prospectus supplement dated August 13, 2012 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated August 13, 2012 and the documents incorporated by reference therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	DaVita Inc. (the “Issuer”)

Title of Securities:	5.750% Senior Notes due 2022 (the “Notes”)

Aggregate Offering Size:	$1,250,000,000, which represents an increase of $250,000,000 from the amount offered under the Preliminary Prospectus Supplement dated August 13, 2012

Net Proceeds to Issuer before Expenses:	$1,231,250,000

Maturity Date:	August 15, 2022

Coupon:	5.750% per annum, accruing interest from August 28, 2012

Offering Price:	100.000%, plus accrued interest from August 28, 2012, if any

Yield To Maturity:	5.750% per annum

Spread to Benchmark Treasury:	+404 basis points

Benchmark Treasury:	UST 1.625% due August 15, 2022

Interest Payment Dates:	February 15 and August 15

First Interest Payment Date:	February 15, 2013

Optional Redemption:

At any time prior to August 15, 2017, the Company may redeem the Notes at its option, in whole or from time to time in part, at a “make whole” redemption price, plus accrued and unpaid interest to the date of redemption, as set forth in the Preliminary Prospectus Supplement.

At any time on or after August 15, 2017, the Issuer may redeem the Notes at its option, in whole or from time to time in part at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on August 15 of the years set forth below:

	Date	Price
	2017	102.875%
	2018	101.917%
	2019	100.958%
	2020 and thereafter	100.000%

Optional Redemption with Net Cash Proceeds of Equity Offerings:	At any time prior to August 15, 2015, the Issuer may redeem at its option, on one or more occasions, in the aggregate up to 35% of the original aggregate principal amount of the Notes (including the original aggregate principal amount of any Additional Notes) at 105.750%, plus accrued and unpaid interest to the redemption date; provided that at least 65% of the original aggregate principal amount of the Notes (including the original aggregate principal amount of any Additional Notes) remain outstanding after each such redemption.

Change of Control:	101%, plus accrued interest, if any

Special Mandatory Redemption:	The Notes shall be subject to a special mandatory redemption at the price, under the circumstances and on the terms and conditions set forth in the Preliminary Prospectus Supplement under “Description of Notes—Special mandatory redemption.”

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.

Morgan Stanley & Co. LLC

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Co-managers:	Credit Agricole Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc. SMBC Nikko Capital Markets Limited

CUSIP/ISIN Numbers:	CUSIP: 23918KAP3 ISIN: US23918KAP30

Trade Date:	August 14, 2012

Settlement Date:	August 28, 2012 (T+10)

Use of Proceeds:	Upon consummation of the Merger and satisfaction of certain other conditions, we intend to use the net proceeds from this offering, together with proceeds from our anticipated amended senior secured credit facilities and available cash, to finance the aggregate cash consideration for the Merger and pay related fees and expenses. Substantially simultaneously with the consummation of the Merger, we intend to use the proceeds from additional borrowings under our amended senior secured credit facilities and available cash to repay approximately $198 million of our Term Loan A-2 outstanding under our existing senior secured credit agreement, to repay the net amount of HCP indebtedness as a result of the Merger, pay related fees and expenses and for general corporate purposes.

Additional Changes to the Preliminary Prospectus Supplement:

Capitalization:	As Adjusted and As Further Adjusted information set forth on page S-78 of the Preliminary Prospectus Supplement dated August 13, 2012 is revised as follows: (amounts in millions)

The Notes offered hereby shall be increased from $1,000 to $1,250.

Total debt shall be increased from $8,307 to $8,557.

Total capitalization shall be increased from $11,788 to $12,038.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it by contacting (i) J.P. Morgan Securities LLC, by calling toll-free 1-800-245-8812, (ii) Barclays Capital Inc. by emailing barclaysprospectus@broadridge.com or by calling toll-free 1-888-603-5847, (iii) BofA Merrill Lynch at 1-800-294-1322 or email: dg.Prospectus_Requests@baml.com, (iv) Credit Suisse Securities (USA) LLC by calling toll-free 1-800-221-1037, (v) Goldman, Sachs & Co. by emailing prospectus-ny@ny.email.gs.com or by calling toll-free 1-866-471-2526, (vi) Morgan Stanley & Co. LLC by calling toll-free at 1-866-718-1649, (vii) SunTrust Robinson Humphrey, Inc. by calling 404-926-5052 and (viii) Wells Fargo Securities LLC by calling toll-free 1-800-326-5897 or by emailing cmclientsupport@wellsfargo.com.

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